FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: May 10, 2004	James A. Ryan Chief Financial Officer

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC DELIVERS RECORD REVENUE & EXCELLENT EARNINGS GROWTH IN Q1

May 10, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today its financial results for the first quarter ended March 31, 2004, which is typically one of the strongest seasons of the year for online gaming. Record revenue and strong earnings were driven by robust growth in both the company’s core casino business and new product offerings, coupled with increasing contribution from international markets.

“CryptoLogic’s strong start to the year affirms the disciplined execution of our strategy and has translated into record revenue and excellent earnings,” said Lewis Rose, CryptoLogic’s President and CEO. “In the first quarter, we continued to diversify our products, markets and customers. These results show the benefits of investing in our business, people and resources to strengthen CryptoLogic’s leadership in a highly competitive marketplace and to capitalize on the rapidly expanding online poker industry.”

Financial Highlights (in millions of US dollars, except per share data)	Three months ended March 31,
	2004	2003(1)

Revenue	$ 15.2	$ 8.9
Earnings	$ 3.8	$ 1.8
Earnings per diluted share	$ 0.28	$0.15

(1) Restated for the retroactive adoption of the stock option expense.

Fiscal 2004 first quarter highlights included:

•	First quarter earnings grew 116% to $3.8 million or $0.28 per diluted share over the same period in 2003 and ahead of analysts’ average consensus of $0.22 per diluted share;

•	Continued momentum in online poker fees, which alone rose to 12% of overall revenue. The company released a new version of its poker software to drive further growth in this significant growth segment;

•	Successfully launched prominent UK customer, The Ritz Club London Online, in Alderney – a world-leading regulated market – highlighting CryptoLogic’s premier status as one of the world’s few software providers with government-certified software;

•	Geographic diversification continued to be reflected in licensees’ revenue from international markets, which rose to approximately 60%, up from over 55% in fiscal 2003. The company’s global presence was enhanced with the signing of its newest licensee, Betfair, the world’s largest online betting exchange; and

•	Subsequent to quarter-end, announced the launch of a new poker site for major UK licensee – Ritz Club London Online utilizing CryptoLogic-developed online poker technology.

Tel (416) 545-1455     Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

Strong First Quarter Performance (All financial figures are expressed in US dollars)
Revenue and earnings momentum continued in the first quarter ended March 31, 2004, typically one of the strongest seasons of the year for Internet gaming. Revenue rose 71% to $15.2 million, compared with $8.9 million in last year’s first quarter. EBITDA(2) for the quarter more than doubled to $4.6 million, compared with $2.0 million in Q1 2003. Despite increased costs associated with investing in the growth of the company’s business, EBITDA(2) margin for the quarter increased to 30% as a percentage of revenue, up from 23% last year. Earnings for the quarter rose significantly to $3.8 million ($0.28 per diluted share), compared with $1.8 million ($0.15 per diluted share) last year.

The contribution of new customers, higher player deposits, new casino game introductions and licensees’ marketing initiatives added to a strong first quarter. Fees from online poker further augmented performance, along with increasing international market penetration. The first quarter also included a one-time insurance recovery of $0.4 million ($0.03 per diluted share).

Balance Sheet Strength
The cash generative nature of CryptoLogic’s business continued to be reflected in its strong balance sheet. At March 31, 2004, the company had no debt, and total cash grew to $76.0 million or $5.67 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $7.0 million). CryptoLogic’s working capital rose to $52.4 million or $3.91 per diluted share.

CryptoLogic’s financial strength enabled a positive return to shareholders through a quarterly dividend of $0.03 per share paid on March 15, 2004. On May 6, CryptoLogic’s Board declared the next quarterly dividend of $0.03 per share, payable on June 15, 2004 to shareholders of record as at June 8, 2004.

Operating cash flow for the first quarter of 2004 was $5.1 million, compared with $7.6 million in 2003. This decline was largely due to a significant decrease in security deposit requirements in 2003 and a reduction in licensee payables related to a licensee assuming its own e-cash.

Global Market Expansion
CryptoLogic’s focus on a targeted group of high-quality international licensees continues to pay off. As a result, revenue generated from licensees’ international players approximated 60% of first quarter revenue, up from over 55% in fiscal 2003. In particular, the UK and other European markets now account for approximately 30% and 20% respectively of overall revenue.

CryptoLogic’s global strategy was reinforced with the recent signing of its newest online licensee, Betfair – a premier UK brand and the world’s largest betting exchange – which has licensed online poker software from CryptoLogic’s subsidiary, WagerLogic. Betfair’s entry into player-to-player online poker promises exciting synergies with its core person-to-person betting exchange business.

Product Diversification
Internet poker continues to enjoy exceptional popularity around the world, and has grown almost ten-fold in the past year. With an estimated annual run rate approaching US$1 billion in global revenue according to PokerPulse, an independent research group, which tracks the online poker market, there is still considerable room for growth.

CryptoLogic continued to experience progressive momentum in fees from its poker offering, which alone have risen to 12% of the company’s total revenue. Subsequent to quarter-end, the launch of a new poker site for The Ritz Club London Online – a prestigious UK operator and an online casino licensee of WagerLogic since 2002– increased to seven the number of international gaming brands utilizing WagerLogic’s online poker solution.

Regulatory Commitment
The UK is making good progress toward establishing itself as the world centre for regulated online gaming, with a goal to enact legislation by 2005. A Joint Scrutiny Committee recently completed its pre-parliamentary review of the proposed Gambling Bill. The committee has urged the UK government to introduce the Bill in the current session and begin preparing for the licensing of remote gambling.

CryptoLogic’s premier status and experience as one of the world’s few software suppliers with government-approved gaming software enabled the Ritz Club London to migrate its online casino to the well-regulated jurisdiction of Alderney. CryptoLogic’s commitment to adhering to regulatory practices with the same stringency as in land-based gaming will enhance its credibility and marketability in a regulated UK market.

Outlook
Through CryptoLogic’s focused strategy and investments in its business, growth momentum has continued in 2004. The second quarter is traditionally solid although not as strong as the first quarter due to early summer seasonality. Accordingly, Management forecasts second quarter revenue to range from $14.0-$14.5 million, with earnings of $2.8-$3.0 million or $0.20-$0.22 per diluted share.

Even with record revenues, a strong cash position and cash flow, Management is still mindful of ongoing regulatory uncertainty in the US and the reductions in margins from the impact of competition and from increased expenditures. To drive the long term growth of the business and position the company to be an industry leader in the growth areas of online gaming, CryptoLogic is making major strategic investments, which are expected to reduce margins in subsequent quarters this year. These investments will enhance the company’s poker product, increase system scalability, and enhance the company’s gaming software, infrastructure and back-office systems.

CryptoLogic continues to execute on its disciplined strategy of international expansion through new product introductions and diversification, and remains committed to enhancing its industry-leading status and to driving long term sustainable growth for its shareholders.

2004 First Quarter Analyst Call
A conference call is scheduled for 8:30 a.m. (EST) (1:30 p.m. GMT) on Monday, May 10, 2004. Interested parties should call either 416-695-5261, 1-877-888-7019 (North America) or international toll free number at (Country Code) 800-4222-8835. Instant replay will be available until Friday, May 28, 2004 by calling 416-695-5275 or 1-866-518-1010.

Annual & Special Meeting of Shareholders
CryptoLogic’s Annual and Special Meeting of Shareholders will be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, on Tuesday, May 11, 2004 at 4:30 p.m., Eastern time.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the largest public online gaming software company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer
Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

(2)

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at March 31, 2004 (unaudited)	As at December 31, 2003 (audited)

ASSETS
Current assets:
Cash and cash equivalents	$29,298	$44,010
Security deposits	7,000	6,550
Short term investments	39,734	16,747
Accounts receivable and other	2,207	2,389
Prepaid expenses	960	1,163

	79,199	70,859

User funds on deposit	9,983	9,394
Capital assets	4,285	3,915
Intangible assets	181	122
Goodwill	1,776	1,776

	$95,424	$86,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$24,818	$25,063
Income taxes payable	1,967	1,063

	26,785	26,126

User funds held on deposit	9,983	9,394

	36,768	35,520

Shareholders' equity:
Capital stock	15,964	11,350
Stock options	497	438
Retained earnings	42,195	38,758

	58,656	50,546

	$95,424	$86,066

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended March 31,
	2004	2003

Retained earnings, beginning of period	$ 38,758	$30,376
Earnings	3,821	1,773
Dividends paid	(384)	--

Retained earnings, end of period	$ 42,195	$32,149

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)
(Unaudited)

	For the three months ended March 31,
	2004	2003

Revenue	$15,224	$ 8,901

Expenses
Operating costs	9,014	5,642
General and administrative	1,506	1,120
Finance	92	107
Amortization	424	246

	11,036	7,115

Income from operations	4,188	1,786
Interest income	244	161

Earnings before income taxes	4,432	1,947
Income taxes	611	174

Earnings	$ 3,821	$ 1,773

Earnings per share
Basic	$ 0.30	$ 0.15
Diluted	$ 0.28	$ 0.15

Weighted average number of shares (`000s)
Basic	12,641	12,206
Diluted	13,419	12,216

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended March 31,
	2004	2003

Cash provided by (used in):

Operating activities:
Earnings	$ 3,821	$ 1,773
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	424	246
Gain on sale of investment	--	(31)
Stock options	263	58
Changes in operating assets and liabilities:
Security deposits	(450)	2,400
Accounts receivable and other	182	872
Prepaid expenses	203	82
Income taxes	904	100
Accounts payable and accrued liabilities	(245)	2,082

	5,102	7,582

Financing activities:
Issue of capital stock	4,410	--
Dividends paid	(384)	--

	4,026	--

Investing activities:
Purchase of capital assets, net of disposals	(764)	(74)
Purchase of intangible assets	(89)	--
Short term investments	(22,987)	10,857
Sale of investment	--	711

	(23,840)	11,494

Increase (decrease) in cash and cash equivalents	(14,712)	19,076
Cash and cash equivalents, beginning of period	44,010	13,660

Cash and cash equivalents, end of period	$ 29,298	$ 32,736

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2004
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2003. These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003, as set out in the 2003 Annual Report.

1.	Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2003 and 2004 was made using the Black-Scholes option pricing model under the following weighted assumptions:

	2004	2003
Dividend yield	0.75%	0.75%
Risk-free rate	2.75%	2.75%
Expected volatility	50.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. Included in operating costs for Q1 2004 and 2003 is the cost of stock options of $263 and $58 respectively. Consideration paid by employees on the exercise of stock options is credited to share capital.

The impact of expensing stock options on earnings is as follows:

	Three months ended March 31, 2004	Three months ended March 31, 2003

	('000)	('000)

Stock options expense	$ 263	$ 58

Stock options expense (per share):
Basic	$ 0.02	$ 0.00
Diluted	$ 0.02	$ 0.00

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions of the accounting guideline, additional pro forma disclosure is presented as if the fair value method of accounting had been used to account for stock options. The fair value of the options granted was made using the Black-Scholes option pricing model under the following weighted assumptions:

2002
Dividend yield	--
Risk-free rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

1.	Stock Option Plan (continued)

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per share would have been changed to the following pro forma amounts:

	Three months ended March 31, 2004		Three months ended March 31, 2003

	('000)	('000)	('000)	('000)

Earnings	$ 3,821	$ 3,637	$ 1,773	$ 1,589

Earnings per share:
Basic	$ 0.30	$ 0.29	$ 0.15	$ 0.13
Diluted	$ 0.28	$ 0.27	$ 0.15	$ 0.13

2.	Capital Stock

Authorized:

Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total
	Issued	Stated Value	Issued	Stated Value	Stated Value

	('000)		('000)		('000)

Balance, December 31, 2002	12,206	$10,448	30	$272	$10,720
Exercise of stock options	94	630	--	--	630

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350
Exercise of stock options	546	4,614	--	--	4,614

Balance, March 31, 2004	12,846	$15,692	30	$272	$15,964

3.	Comparative Figures

Certain of the prior years’ figures have been reclassified for consistency with the current presentation, and restated for the retroactive adoption of the stock option expense.